

Cecily Brown (b. 1969)



This work is being offered at a 15% discount to our internal pre-sourcing valuation.

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Initial Offering Price

$1,277,000

Price Appreciation of Similar Works[2]

17.1%

Similar Sales


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Sharpe Ratio

Cecily Brown	All Art	S&P 500
1.1	0.48	0.55

Investment Overview

Offering Circular	sec.gov/edgar
2021 Auction Sales	moderate $35,490,046
Repeat Sales	view

51% Progress

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DEAL SHEET

WHY WE LIKE THIS PAINTING

MASTERWORKS

- The Painting is a prime example of Cecily Brown's gestural works, which she shifted toward in the early 2000s, and is best known for today.
- As of September 16, 2022, largely abstract compositions created between 2010 and 2022 have achieved prices in excess of $3 million, including: "There'll be bluebirds" (2019), which is a larger work, but of the same period as the Painting, and sold for $4,818,735 in October 2021, and "When Time Ran Out" (2016), which is also larger than the Painting, and sold for $4,224,975 in March 2022.
- Works of similar scale to the Painting have performed well at auction in recent years. As of September 16, 2022, the average price realized for works by Cecily Brown that measure between 20 inches by 20 inches to 50 inches by 50 inches increased from approximately $680,000 in 2019 to $1,660,000 in 2021-2022, a 143% increase over that time period.
- Our acquisitions team has reviewed almost 100 examples of work by Brown from around the world, some of which are priced in excess of $4 million. Of these 100 works, this is the sixth one we have selected to be offered on the Masterworks platform.
- In July 2022, Masterworks exited a different Cecily Brown painting realizing a 27.3% annualized return to investors in the initial offering, net of all costs and fees. Please note, past performance is not indicative of future results.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$35,490,046	32

CECILY BROWN

b. 1969, BRITAIN



Oil on linen | 23 × 29 in. (59 × 74 cm.)

Cecily Brown is one of the most important contemporary painters living today, well known for combining abstraction with figuration through energetic paint application.

$1,277,000

INITIAL OFFERING

17.1%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is an energetic example of Cecily Brown's gestural paintings, which underwent a stylistic shift in the early 2000s, when her characteristically figurative, semi-abstract imagery gave way to many near complete abstract compositions. Executed in 2019-2020, the Painting represents a continuation of Brown's interest in creating small-scale abstractions, which she began producing c. 2005. With its vibrant red and fleshy pink palette, the Painting recalls the erotic sensuality that characterized Brown's earlier work, while the layered, gestural brushwork emphasize her association with Abstract Expressionist painters like Joan Mitchell and Willem de Kooning. In discussing the challenge of creating these smaller, more intimate paintings, she states that it's "a lot harder to make a small painting than a big one...[the smaller ones] are more mental and less physical and are explorations of self-control, challenges in containment." However, the artist believes her smaller works still retain a sense of expanse, noting that, "in them you have a sense of a universe..." Works of similar scale to the Painting have performed well at auction in recent years. As of August 19, 2022, the average price realized for works by Cecily Brown that measure between 20 inches by 20 inches to 50 inches by 50 inches increased from approximately $683,025 in 2019 to $1,661,200 in 2021-2022, a 143% increase over that time period. As of August 19, 2022, largely abstract compositions created between 2010 and 2022 have achieved prices in excess of $3 million: "There'll be bluebirds" (2019), which is a larger work, of same period as the Painting, sold for $4,818,735 (£3,502,500) at Christie's, London on October 15, 2021. "When Time Ran Out" (2016) , which is also larger than the Painting, sold for $4,224,975 (£ 2,600,000) on March 3, 2022 at Phillips in London. The Painting's year, execution, scale and palette make it a commercial and desirable work by Cecily Brown.

Cecily Brown presents a distinctly female point of view, while drawing on a rich art historical tradition of both abstract and figurative painting, and has been profiled alongside her work by Vogue and Vanity Fair. Brown has received substantial critical attention for her bold, assertive canvases, typically stemming from the controversial and often overtly sexual subject matter

AS OF SEPTEMBER 16, 2022, THE ARTIST'S TOP AUCTION RECORD IS HELD BY *SUDDENLY LAST SUMMER* (1999), WHICH SOLD FOR $6,776,200 AT SOTHEBY'S, NEW YORK ON MAY 18, 2018, AFTER HAVING PREVIOUSLY BEEN SOLD FOR $1,082,500 AT SOTHEBY'S NEW YORK ON MAY 12, 2010, AND BEFORE THAT FOR $662,500 AT PHILLIPS NEW YORK ON MAY 14, 2009. BROWN'S TOP AUCTION RECORD IS FOLLOWED BY *SPREE* (1999), WHICH SOLD FOR $6,583,500 AT SOTHEBY'S, NEW YORK ON NOVEMBER 18, 2021, AND *BEND SINISTER* (2002), WHICH SOLD FOR $6,353,700 AT SOTHEBY'S, NEW YORK ON NOVEMBER 18, 2021.

she depicts. In addition to numerous solo shows, her work is held by some of the world's most important cultural institutions worldwide, including the Solomon R. Guggenheim Museum and the Museum of Modern Art in New York, the Broad in Los Angeles, and the Tate Modern in London, among others. Brown has also had several major solo survey shows: at the Louisiana Museum in Denmark from 2018 to 2019, at the Hirshhorn Museum and Sculpture Center in Washington, DC from 2002 to 2003, a solo show at the Museum of Fine Arts Boston from 2006 to 2007, and at Blenheim Palace in Oxfordshire, England, from 2020 to 2021. The show at Blenheim Palace featured over thirty works created specifically for the venue, inspired by its history and historical collection. Since 2017, Brown's secondary market has steadily increased, reaching an all-time high in 2021, with total turnover exceeding $35 million, including Buyers Premium. As of September 16, 2022, the artist's top auction record is held by "Suddenly Last Summer" (1999), which sold for $6,776,200 at Sotheby's, New York on May 18, 2018, after having previously been sold for $1,082,500 at Sotheby's New York on May 12, 2010, and before that for $662,500 at Phillips New York on May 14, 2009. Brown's top auction record is followed by "Spree" (1999), which sold for $6,583,500 at Sotheby's, New York on November 18, 2021, and "Bend Sinister" (2002), which sold for $6,353,700 at Sotheby's, New York on November 18, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Cecily Brown (b. 1969, Britain) is one of the most important contemporary painters living today, well known for combining abstraction with figuration through energetic paint application. Not long after settling in New York in 1993, Brown's distinctive, sensual oil canvases garnered the attention of acclaimed dealer Jeffrey Deitch, and in 1997, she became the first painter to show at his gallery when her first major solo exhibition, "Spectacle," was held at Deitch Projects. Two years later, Brown signed with global mega-dealer Gagosian Gallery. Brown chose to part with Gagosian in 2015, and she is now represented by Thomas Dane in London and Paula Cooper Gallery in New York.



CECILY BROWN





1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Cecily Brown with the following criteria: works on canvas executed between 2004 and 2022 which, to the best of our ability to determine, feature fully abstract compositions and measure between 15 inches by 15 inches to 42 inches by 42 inches, excluding diptychs. “Untitled (Jesus Christ)” (2007) and “Figures in a Garden #1” (2007) were excluded from the set due to the presence of discernable representational and/or figural elements. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 17.1% CAGR implied from selected sales occurring from February 17, 2011 to March 11, 2022.